UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

La Jolla Pharmaceutical Company
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

503459604
(CUSIP Number)

Kevin C. Tang
Tang Capital Management, LLC
4747 Executive Drive, Suite 510
San Diego, CA 92121
(858) 200-3830
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 26, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 503459604	13D	Page 2 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,868,622
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,868,622
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,868,622
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 12.3%
14	Type of Reporting Person PN

CUSIP NO. 503459604	13D	Page 3 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,868,622
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,868,622
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,868,622
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 12.3%
14	Type of Reporting Person OO

CUSIP NO. 503459604	13D	Page 4 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin C. Tang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, WC, OO
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 42,840
	8.	Shared Voting Power 1,868,622
	9.	Sole Dispositive Power 42,840
	10.	Shared Dispositive Power 1,868,622
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,911,462
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 12.5%
14	Type of Reporting Person IN

Explanatory Note:  This Amendment No. 1 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of Tang Capital Partners, LP, a Delaware partnership, Tang Capital Management, LLC, a Delaware limited liability company and Kevin C. Tang, a United States citizen (collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on August 7, 2014 and amended on September 2, 2014 (the “Statement”), with respect to the Common Stock, $0.0001 par value (the “Common Stock”), of La Jolla Pharmaceutical Company, a California corporation (the “Issuer”).

Items 3 and 5 of the Statement are hereby amended to the extent hereinafter expressly set forth.  All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended to add the following:

Since the date of the last filing on Schedule 13D, on September 24, 2014, Tang Capital Partners, LP purchased 95,000 of the Issuer’s Common Stock through the open market at $9.0994 per share.

Since the date of the last filing on Schedule 13D, on September 25, 2014, Tang Capital Partners, LP purchased 30,500 of the Issuer’s Common Stock through the open market at $9.1701 per share.

Since the date of the last filing on Schedule 13D, on September 26, 2014, Tang Capital Partners, LP purchased 44,055 of the Issuer’s Common Stock through the open market at $9.2126 per share.

Tang Capital Partners, LP holds some of its shares in commingled margin accounts, which may extend margin credit to Tang Capital Partners, LP as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts may from time to time have debit balances. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of common stock reported herein.

Item 5.   Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)       Amount beneficially owned and percentage of class:

Tang Capital Partners, LP	1,868,622 shares, representing 12.3% of the class
Tang Capital Management, LLC	1,868,622 shares, representing 12.3% of the class
Kevin C. Tang	1,911,462 shares, representing 12.5% of the class

Tang Capital Partners, LP is the beneficial owner of 1,868,622 shares of the Issuer’s common stock, which is comprised of: (a) 1,868,622 shares of the Issuer’s Common Stock; and (b) 3,519.314 shares of the Issuer’s Series C-12 Preferred. Tang Capital Partners, LP shares voting and dispositive power over such shares of common stock and Series C-12 Preferred with Tang Capital Management, LLC and Kevin C. Tang.

Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, may be deemed to beneficially own the shares of the Issuer’s common stock and the Series C-12 Preferred owned by Tang Capital Partners, LP. Tang Capital Management, LLC shares voting and dispositive power over such shares with Tang Capital Partners, LP and Kevin C. Tang.

Kevin C. Tang is the beneficial owner of 1,911,462 shares of the Issuer’s common stock, which is comprised of: (a) the 1,868,622 shares of the Issuer’s common stock beneficially owned by Tang Capital Partners, LP; (b) 42,840 shares of the Issuer’s common stock beneficially owned by the Kevin C. Tang Foundation, Inc.; (c) the 3,519.314 shares of the Series C-12 Preferred owned by Tang Capital Partners, LP; and (d) 157.01 shares of the Series C-12 Preferred owned by the Kevin C. Tang Foundation, Inc.

Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, and Kevin C. Tang, as the manager of Tang Capital Management, LLC, may also be deemed to beneficially own the shares of the Issuer’s common stock and the Series C-12 Preferred beneficially owned by Tang Capital Partners, LP.  The Kevin C. Tang Foundation is a Delaware not-for-profit corporation.  Kevin C. Tang is the Chairman and President of the Kevin C. Tang Foundation, Inc and has sole voting and dispositive power of the shares owned by the Kevin C. Tang Foundation, Inc.  The business address of the Kevin C. Tang Foundation, Inc. is 4747 Executive Drive, Suite 510, San Diego, CA 92121.  Kevin C. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.

The Series C-12 Preferred is convertible into the Issuer’s common stock at a rate of 1,724 shares of common stock for each share of Series C-12 Preferred.  There is no right to convert the Series C-12 Preferred to the extent that after giving effect to such conversion the holder and its affiliates would beneficially own in excess of 9.999% of the outstanding shares of the Issuer’s common stock following such conversion. The holder can amend or waive the foregoing limitation by written notice to the Issuer, with such waiver taking effect only upon the expiration of a 61-day notice period. The foregoing limitation remains in effect with respect to the Series C-12 Preferred owned by the Reporting Persons and accordingly no shares are currently issuable upon conversion of the Series C-12 Preferred. This description of the Series C-12 Preferred is qualified in its entirety by reference to: (i) the Issuer’s Amended and Restated Articles of Incorporation, which is set forth on Exhibit 3 and incorporated by reference herein (the “Charter”); (ii) the Consent and Amendment Agreement dated January 19, 2012, which is set forth on Exhibit 4 and incorporated by reference herein (the “First Consent”); (iii) the Consent and Waiver Agreement dated December 7, 2012, which is set forth on Exhibit 5 and incorporated by reference herein (the “Second Consent”); and (iv) the Consent and Waiver Agreement dated September 24, 2013, which is set forth on Exhibit 6 and incorporated by reference herein (the “Third Consent”).

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons or any other person that is the beneficial owner of any of the Issuer’s common stock underlying such Series C-12 Preferred for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and as such beneficial ownership is expressly disclaimed and is not reflected herein.

(b)       Voting and disposition powers:

Sole power to vote or direct the vote:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	42,840 shares

Shared power to vote or direct the vote:

Tang Capital Partners, LP	1,868,622 shares
Tang Capital Management, LLC	1,868,622 shares
Kevin C. Tang	1,868,622 shares

Sole power to dispose or direct the disposition:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	42,840 shares

Shared power to dispose or direct the disposition:

Tang Capital Partners, LP	1,868,622 shares
Tang Capital Management, LLC	1,868,622 shares
Kevin C. Tang	1,868,622 shares

(c)      Other than the purchases described in Item 3, none of the Reporting Persons have effected any transaction in the Issuer’s Common Stock within the last 60 days.

(d)      N/A.

(e)       N/A.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

September 30, 2014

Tang Capital Partners, LP

By:	Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang